January 12, 2006
VIA EDGAR
Securities and Exchange Commission
Main Filing Desk 450
100 F Street, NW
Washington, DC 20549-1004
Attention: Karen J. Garnett, Assistant Director

Re:	United Development Funding III, L.P.
Amendment No. 2 to Form S-11
File No. 333-117891
Ladies and Gentlemen:
          On behalf of United Development Funding III, L.P. (the “Partnership”), transmitted herewith for filing is the Partnership’s Pre-Effective Amendment No. 2 (the “Amendment”), with exhibits, to its Registration Statement on Form S-11 (Registration No. 333-117891) (the “Registration Statement”), in accordance with the Securities Act of 1933 and pursuant to Rule 101(a) of Regulation S-T promulgated thereunder. As a courtesy to the Staff, two copies of the Amendment will be provided under separate cover, along with two additional copies that have been marked to show the changes effected in the Registration Statement by the Amendment.
          The Amendment is being filed principally in response to comments of the Staff set forth in the Commission’s letter dated December 6, 2005, a copy of which is attached to the courtesy copy of this letter for the Staff’s convenience. The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Commission’s letter. References to page numbers (other than in headings taken from the Commission’s letter) are to pages of the prospectus as revised and included in the Amendment. Other changes have also been made, as indicated in the marked materials.
          We respond to the specific comments of the Staff as follows:
General
1.	We have reviewed the supporting materials you submitted in response to our prior comment number 2. We were unable to locate among the materials submitted support for the statistical data set forth in the final 3 paragraphs on page 43 nor were we able to locate a copy of the chart set forth at the top of page 44. Please provide these supplemental materials or revise your disclosure to remove this statistical information.
          RESPONSE: We have included in the supplemental materials, which are enclosed with the Staff’s courtesy copies of this letter, copies of the publicly available reports cited on pages 45 through 48 of the prospectus. Although a copy of the chart provided on page 46 is not provided, a

Morris, Manning & Martin, LLP
Securities and Exchange Commission
January 12, 2006

spreadsheet containing the plot points for the chart is included with the supplemental materials. We have also revised the section of the prospectus under the caption “Investment Objectives and Criteria — Industry Background” to include references to the sources of the disclosure provided in that section.
2.	We note your response to our prior comment number 5. We are unable to agree that the terms of your redemption program are entirely consistent with the programs addressed in the no-action letters that you cite. If you decide to proceed with the current program, please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your unit repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001), Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003) and Hines Real Estate Investment Trust, Inc. (Letter dated June 4, 2004). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division’s Office of Mergers and Acquisitions.

RESPONSE: The Partnership acknowledges the Staff’s comment and has revised the unit redemption program accordingly.

3.	We note your response to our prior comment number 6. Please submit your request for exemptive relief to the Division of Market Regulation within sufficient time before requesting acceleration of your registration statement to allow that division time to review and comment prior to effectiveness.
          RESPONSE: The Partnership submitted its request for an exemption from Rule 102 of Regulation M pursuant to a letter dated January 11, 2006 (a copy of which is enclosed). In a letter dated January 11, 2006 (a copy of which is enclosed), the Securities and Exchange Commission granted the Partnership an exemption from Rule 102 of Regulation M to permit the Partnership to repurchase units under the unit redemption program while the Partnership is engaged in the distribution of its units.
4.	We note your response to our prior comment number 8. Please identify Messrs. Etter and Greenlaw as promoters in your disclosure.
          RESPONSE: We have revised the disclosure in the footnotes to the chart on pages 11-12 and under the caption “Management — Our General Partner” on page 62 of the prospectus to respond to the Staff’s comment.
Prospectus Cover Page
5.	Please further revise the fifth bulleted risk factor to emphasize that you will pay substantial fees regardless of profitability.

Morris, Manning & Martin, LLP
Securities and Exchange Commission
January 12, 2006

          RESPONSE: We have revised the fifth bulleted risk factor on the cover page of the prospectus to respond to the Staff’s comment.
Prospectus Summary, page 1
Summary Risk Factors, page 4
6.	We note your new disclosure in the ninth bullet point under this heading that you “anticipate” that your general partner will fund your operations. Please revise to state, if true, that your general partner is not required to fund your operations.
          RESPONSE: We have revised the disclosure in the ninth bullet point under the caption “Prospectus Summary — Summary Risk Factors” beginning on page 5 of the prospectus to respond to the Staff’s comment.
Investment Objectives, page 7
7.	We note your response to our prior comment number 21. We do not believe that you have provided sufficient support for your ability to achieve a combined average annual return of 10% to 15% to form a “reasonable basis” for the assumptions underlying such projection, as required by Item 10(b)(2) of Regulation S-K. Please revise to remove this projection from your disclosure or explain to us how you comply with the guidelines for projections in Item 10(b) of Regulation S-K. Support for the assumptions underlying the projection might include market surveys, industry data, general economic indicators, historical operations, signed contracts, etc. An absence of adequate support may preclude your ability to include projections in the filing.
          RESPONSE: Pursuant to the Staff’s comment, we have removed all references in the prospectus with respect to the Partnership’s ability to achieve a combined average annual return of 10% to 15%. The Partnership will seek to originate loans bearing interest at rates ranging from 10% to 15% per annum, and as a result, such disclosure can be found in the sections of the prospectus under the captions “Prospectus Summary — Description of Investments” and “Investment Objectives and Criteria — Underwriting Procedures.”
Conflicts of Interest, page 8
8.	We note your new disclosure in the third bullet point under this heading in response to our prior comment number 24; however it is still not clear how your making of loans and credit enhancements to affiliates of your general partner creates a conflict. Please revise as previously requested.
          RESPONSE: The Partnership respectfully submits that the relationship between lenders and borrowers is inherently adverse. In the case of the third bullet point under the caption

Morris, Manning & Martin, LLP
Securities and Exchange Commission
January 12, 2006

“Prospectus Summary — Conflicts of Interest” beginning on page 9 of the prospectus, the Partnership is stating that, in cases where the Partnership makes loans or provides credit enhancements to affiliates of its general partner, the lender and the borrower will be under common ownership, thus creating the potential for a conflict of interest. As a result, the Partnership believes that the disclosure of this potential conflict of interest would be helpful disclosure to a potential investor.
9.	Please revise the chart and the footnotes on page 10 to reflect ownership of UDF III by the public stockholders following the offering, assuming the minimum and maximum offering amounts are sold.
          RESPONSE: We have revised the disclosure in the chart and footnotes on pages 11-12 of the prospectus to respond to the Staff’s comment.
If I buy units, will I receive distributions and how often?, page 17
10.	We note your new disclosure in response to our prior comment number 35; however, you still have not clarified that you are not obligated to make any distributions. Please revise.
          RESPONSE: We have revised the disclosure under the caption “Question and Answers about this Offering — If I buy units, will I receive distributions and how often?” on page 17 of the prospectus to respond to the Staff’s comment.
Risk Factors, page 19
We are under no obligation to pay cash distributions. Distributions may be paid from capital and there can be no assurance that we will be able to pay or maintain cash distributions, or that distributions will increase over time, page 29
11.	We note your new disclosure in response to our prior comment number 39. Please revise the risk factor further to indicate whether there are any limitations on the general partner’s ability to declare distributions in excess of available cash.
          RESPONSE: We have revised the disclosure under the caption “Risk Factors — Risks Related to Our Business in General — We are under no obligation to pay cash distributions. Distributions may be paid from capital and there can be no assurance that we will be able to pay or maintain cash distributions, or that distributions will increase over time” on page 30 of the prospectus to respond to the Staff’s comment.
The interest-only loans we make or acquire may be subject to greater risk of default and there may not be sufficient funds or assets remaining to satisfy our loans, which may result in losses to us, page 31
12.	Please revise your disclosure to discuss the risks associated with negative amortization.

Morris, Manning & Martin, LLP
Securities and Exchange Commission
January 12, 2006

          RESPONSE: We have revised the disclosure under the caption “Risk Factors — Risks Related to the Mortgage Lending Business — The interest-only loans we make or acquire may be subject to greater risk of default and there may not be sufficient funds or assets remaining to satisfy our loans, which may result in losses to us” on page 32 of the prospectus to respond to the Staff’s comment.
Investment Objectives and Criteria, page 41
13.	We note your response to our prior comment number 60. Please provide us with support for your belief that you will be able to obtain up to a 3% to 7% charge on your outstanding credit enhancement obligations.
          RESPONSE: We have revised the disclosure under the caption “Investment Objectives and Criteria” beginning on page 44 of the prospectus to clarify that the Partnership has targeted a 3% to 7% charge on outstanding credit enhancements, but that no assurance can be given that the Partnership will be able to achieve such targeted results.
Industry Background, page 43
14.	The disclosure in this section provides data about the new home construction industry generally; however, we note that you intend to target your investments in the affordable housing market. Please revise to clarify the percentage of the new home construction market that is represented by affordable housing. Provide additional specific data about the affordable housing sector, comparable to the data you have already provided about new homes generally.
          RESPONSE: We have revised the disclosure under the caption “Investment Objectives and Criteria — Industry Background” beginning on page 45 of the prospectus to state that the Partnership’s target market consists of new home construction at or below the median price of the U.S. housing market. This sector of the residential housing market is a broader subset of the market than the affordable housing sector and represents the lower one-half of the housing market as categorized by sales price. The disclosure further provides expanded statistical and other data on the Partnership’s target market in response to the Staff’s comment. References to the sources of such data are also included in that section of the prospectus.
Loans to Our General Partner and its Affiliates, page 47
15.	We have reviewed your revised disclosure in the first full paragraph on page 48 in response to our prior comment number 67. It is still not clear why you would choose to create a joint venture with a developer rather than merely providing a direct loan. Please revise to describe the business purpose for the joint venture.

Morris, Manning & Martin, LLP
Securities and Exchange Commission
January 12, 2006

          RESPONSE: We have revised the disclosure in the first paragraph under the caption “Investment Objectives and Criteria — Loans to Our General Partner and its Affiliates” beginning on page 51 of the prospectus in response to the Staff’s comment.
Compensation of Our General Partner and its Affiliates, page 61
16.	Refer to footnote (4) on page 63. Please explain what you mean by “residual capital proceeds.”
          RESPONSE: We have revised the disclosure in footnote (5) under the caption “Compensation of our General Partner and its Affiliates” on page 68 of the prospectus to replace the reference to “residual capital proceeds” with a reference to “net proceeds from a capital transaction,” which we believe will be easier to understand for the average investor.
17.	We note your response to our prior comment number 75. Please confirm that you will not be obligated to pay fees to any party in connection with any disposition of assets and liquidation of your company.
          RESPONSE: The Partnership will not pay any fees in connection with the disposition of assets and liquidation of the Partnership.
Loans to Affiliates of Our General Partner, page 64
18.	We note your new disclosure in response to our prior comment number 78; however, you have not disclosed whether the terms of loans and credit enhancements to your affiliates will be the same as those made to third parties. Please revise.
          RESPONSE: We have revised the disclosure under the caption “Conflicts of Interest — Loans to Affiliates of Our General Partner” beginning on page 69 of the prospectus to respond to the Staff’s comment.
Prior Performance Summary, page 68
19.	Please update your prior performance summary and the prior performance tables to reflect the most recent interim period.
          RESPONSE: We have updated the prior performance summary and prior performance tables to reflect the most recent interim period.
20.	We note your response to prior comment number 83. To the extent information is already provided in the prior performance tables filed with the registration statement, you should not include the information in your prior performance summary. Please revise to omit the following tables or provide further analysis of why this information is appropriate:

Morris, Manning & Martin, LLP
Securities and Exchange Commission
January 12, 2006

•	United Mortgage Trust Historical Earnings and Distributions, page 70 — the relevant information is provided in Table III; and
•	United Mortgage Trust Loans Acquired, page 71 — this information is repeated in Table IV.
          RESPONSE: We have removed the tables that previously appeared on pages 70 and 71 of the prospectus in response to the Staff’s comment.
Public Programs, page 68
21.	We note your response to our prior comment number 86; however, please note that Item 8.A. of Industry Guide 5 requires disclosure of the regions in which the properties are located. Please revise to include such disclosures.
          RESPONSE: The regions where the properties are located are disclosed on page 76 of the prospectus.
United Mortgage Trust, page 69
22.	Refer to the portfolio summary at the top of page 70. Please explain the narrative disclosure to describe the geographic distribution of the Trust’s current holdings. We note that you have provided this disclosure on page 73. Also, please expand the chart to include the information provided for the most recent interim period in the chart on page 75.
          RESPONSE: We have revised the disclosure throughout the section of the prospectus under the caption “Prior Performance Summary” beginning on page 75 to reflect disclosure as of September 30, 2005. In addition, we have re-ordered the disclosure in the “Prior Performance Summary” so that the information originally presented on page 73 of Amendment No. 1 relating to the geographic distribution of the Partnership’s loans now appears on page 77 of the prospectus, and follows more logically after the description of United Mortgage Trust.
Private Programs, page 71
23.	Please provide a discussion of the default history experienced by UDF I and UDF II, similar to the disclosure you have provided for United Mortgage Trust on page 74.
          RESPONSE: To date, none of the prior private programs sponsored by affiliates of the Partnership’s general partner have foreclosed upon a property due to a default by a borrower. In one instance, however, a loan was declared in default and the lender, UDF I, accepted a negotiated sum as payment in full under the defaulted loan. There was no principal lost on the defaulted loan, only a reduction in the amount of interest paid, and the property was not foreclosed upon. We have

Morris, Manning & Martin, LLP
Securities and Exchange Commission
January 12, 2006

revised the disclosure under the caption “Prior Performance Summary — Private Programs” on page 80 to include this disclosure.
Acquisition of Loans for United Mortgage Trust (January 2002 through March 2005), page 72
24.	We note that you summarized the Trust’s portfolio holdings as of March 31, 2005 on page 70. The additional, detailed disclosure regarding the historical make-up of the Trust’s portfolio does not appear to be material to investors and exceeds the disclosure called-for by Industry Guide 5. Please omit this more detailed disclosure.
          RESPONSE: The narrative disclosure regarding the historical make-up of United Mortgage Trust’s portfolio that previously appeared under the caption “Prior Performance Summary — Acquisition of Loans for United Mortgage Trust (January 2002 through March 2005)” has been removed from the prospectus.
Residential Mortgages and Contracts for Deed, page 74
25.	Please expand the table to include aggregate dollar amounts associated with these defaults. Also disclose the amount of gain or loss received upon disposal of these loans. Revise the table heading to clarify that the table relates to defaults.
          RESPONSE: We have revised the tables referenced by the Staff under the caption “Prior Performance Summary — Acquisition of Loans for United Mortgage Trust (January 1, 2002 through September 30, 2005)” on page 78 to include the information requested by the Staff.
Equity Investments, page 76
26.	The narrative information you have provided under this heading is repeated in Table VI. In addition, you have appropriately summarized on pages 71-72 the equity investments in the aggregate, as suggested by Item 8 of Guide 5. Please remove the detailed narrative description of the equity investments.
          RESPONSE: The narrative information originally provided under the caption “Prior Performance Summary — Acquisition of Investments and Loans for UDF I and UDF II (April 2003 (Inception) through March 2005) — Equity Investments” has been removed from the prospectus. Similarly, the narrative information originally provided under the caption “Prior Performance Summary — Acquisition of Investments and Loans for UDF I and UDF II (April 2003 (Inception) through March 2005) — Loans” has been removed from the prospectus.

Morris, Manning & Martin, LLP
Securities and Exchange Commission
January 12, 2006

Federal Income Tax Considerations
Tax Opinions, page 108
27.	We note that counsel has provided a “more likely than not” opinion with respect to some of the tax consequences, indicating the significant doubt exists about the outcome. Please revise the disclosure to explain the reasons for doubt and the degree of uncertainty in the opinion. Provide risk factor disclosure explaining this risk to investors.
          RESPONSE: Counsel’s opinion and the related disclosure in the prospectus have been revised to remove the “more likely than not” qualification. Accordingly, no additional disclosure or qualification is necessary.
28.	We note that counsel is unable to form an opinion on “certain material tax aspects” of the transaction. Please revise the disclosure to specifically identify and describe all material tax consequences. If counsel is unable to opine on a material tax consequence, revise the disclosure to state why counsel is not able to opine and the possible outcomes and risks to investors of that tax consequence. Provide a revised tax opinion that clearly states the matters upon which counsel is unable to opine, the reasons counsel is not able to opine, and the possible outcomes and risks to investors.
          RESPONSE: We have revised the disclosure under the caption “Federal Income Tax Considerations — Tax Opinion — No Opinion on Some Issues” beginning on page 107 of the prospectus to specifically set forth the material federal income tax matters to which counsel is not opining and the reasons for counsel’s inability to render such opinions. The possible outcomes for the matters to which counsel is unable to opine are specifically set forth within the relevant subsections of the “Federal Income Tax Considerations” section where such matters are discussed. Counsel believes it is inappropriate to state in the opinion, itself, the matters to which counsel is unable to opine because (a) the purpose of the opinion is to set forth specific opinions and not matters to which counsel is unable to opine, (b) the listing of any matters set forth in the opinion to which counsel is unable to opine would have no practical meaning or effect (i.e., no opinion is being given, so there is no recourse by the Partnership or any investor for any statements as to matters to which counsel does not opine), and (c) the matters to which counsel is unable to opine, the reasons counsel is not able to opine and the possible outcomes and risks to investors are specifically disclosed in the revised prospectus.

Morris, Manning & Martin, LLP
Securities and Exchange Commission
January 12, 2006

Financial Statements and Notes
United Development Funding III, L.P.
Note A. Nature of Business, page F-5
29.	We have read and considered your response to comment 109. Please revise the notes to the financial statements to disclose the major terms of your compensation agreements with the selling group members, general partner, and affiliates of your general partner, including the methodology that you will use to calculate the compensation.
          RESPONSE: We have revised the Partnership’s financial statements, as well as the “Offering Compensation” notes thereto on page F-7 of the prospectus, to disclose the compensation to be paid to the selling group members, the Partnership’s general partner, and affiliates of the Partnership’s general partner, including the methodology used to calculate such compensation.
Note B. Summary of Significant Accounting Policies
Organization Costs and Offering Costs, pages F-5
30.	We have read and considered your response to comment 110. Please revise your note disclosures to state the extent of the Partnership’s obligation to reimburse the general partner for organization and offering expenses. Also, clarify in your response that, as we assume, organizational costs will be expensed as incurred.
          RESPONSE: We have revised the “Summary of Significant Accounting Policies” and “Operational Compensation” notes to the Partnership’s financial statements on pages F-5 and F-7 of the prospectus, respectively, pursuant to the Staff’s comment.
UMTH Land Development, L.P.
Note D. Related Parties, page F-15
31.	We have read and considered your response to comment 116 and the summarized financial information of your general partner’s parent and affiliates disclosed on page F-15. However, given the significance of receivables and revenues from these entities, please revise your document to include their audited balance sheets as well. Also, we note the disclosure on page 3 and elsewhere in the filing that the financial statements of UDF I and UDF II are included in the prospectus, but we were unable to locate them.
          RESPONSE: In response to the Staff’s comment, we have added the audited balance sheets for United Development Funding, L.P. (UDF I) and UMT Holdings, L.P. as of December 31, 2004 (with appropriate notes thereto) as well as the unaudited balance sheets of such entities as

Morris, Manning & Martin, LLP
Securities and Exchange Commission
January 12, 2006

of September 30, 2005 (with appropriate notes thereto) to the financial statements included in the Partnership’s prospectus. We have not included balance sheet data for UDF II as the receivables from that entity are not material. We have also appropriately removed or changed the references related to UDF I and UDF II in the financial statements and throughout the prospectus pursuant to the Staff’s comment.
32.	We have read and considered your response to comment 120, but remain of the view that the requested disclosure is relevant to a decision to invest in United Development Funding III, LP, an investor’s financial assessment of its general partner and a comparison of the general partner to its competitors.
          RESPONSE: We have revised the “Nature of Business” note to the financial statements of UMTH Land Development, L.P. on page F-14 of the prospectus to disclose that UMTH Land Development, L.P. has no financial obligations related to funding UDF I’s or UDF II’s operations. In addition, we have revised the disclosure under the caption “Risk Factors — Risks Related to an Investment in United Development Funding III, L.P. — Our general partner has a limited net worth consisting of assets that are not liquid, which may adversely affect the ability of our general partner to fulfill its financial obligations to us” on page 24 of the prospectus to properly reflect the commitments of the Partnership’s general partner to other affiliated programs and its financial obligations to the Partnership.
Exhibit A — Prior Performance Tables
Table III, page A-4
33.	Please remove the “total” column from this table. This information is not called-for by Guide 5 and does not appear to be material to an investor’s understanding of the annual operating results.
          RESPONSE: We have removed the “Total” column from “Table III — United Mortgage Trust” on page A-4 of the prospectus, as required by the Staff.
Table V, page A-7
34.	Refer to the table for United Mortgage Trust. Please tell us why you have included line items for investment in notes, number of notes purchased, and principal receipts in this table. The table should be limited to information relating to repayments, prepayments, and foreclosures. Also, please expand the table to include dollar amounts relating to the following:
•	amounts received for liquidation of foreclosed properties and the outstanding principal and interest balance on those properties at the time of liquidation; and

Morris, Manning & Martin, LLP
Securities and Exchange Commission
January 12, 2006

•	principal and interest balance on loans prepared and paid off and the cash received on those loans.
          RESPONSE: The Partnership has provided line items for investment in notes, number of notes purchased and principal receipts in Table V to provide context for the repayment and foreclosure data that is provided in the table. The Partnership respectfully submits that the additional information is necessary for an investor’s understanding of the extent to which there is turnover of investments by the respective prior programs. As requested by the Staff, the table has been expanded to include amounts received for liquidation of foreclosed properties and the outstanding principal and interest balance on those properties at the time of liquidation, and principal and interest balance on loans prepared and paid off and the cash received on those loans. Such information has been presented in the aggregate because (a) the volume of loans (over 6,000, including 381 foreclosed loans) makes individual disclosure unduly burdensome and (b) individual disclosure would be extremely difficult for a prospective investor to read and understand.
Part II. Information Not Required in Prospectus
Item 33. Recent Sales of Unregistered Securities, page II-1
35.	We note your response to our prior comment number 126. Please be advised that you must apply to the Division of Market Regulation for exemptive relief from Rule 102 of Regulation M if you are unable to establish that your redemption of units will comply with its requirements.
          RESPONSE: We have revised the disclosure in Part II of the Registration Statement and elsewhere in the prospectus to reflect that the 45 units of limited partnership interest purchased to organize the Partnership will not be redeemed by the Partnership.
Table VI
36.	Please limit the table to acquisitions made in the most recent three years. Also, please update the disclosure to include the most recent interim period.
          RESPONSE: Table VI has been revised as required by the Staff.
Exhibits
37.	We have reviewed the opinion of counsel set forth as Exhibit 5.1. We note the assumption set forth in the second paragraph of the opinion that the partnership agreement will be executed in the form included as Exhibit B to the prospectus. Please tell us when you expect to execute the partnership agreement. We may comment further.

Morris, Manning & Martin, LLP
Securities and Exchange Commission
January 12, 2006

          RESPONSE: The Partnership expects that the partnership agreement will be executed immediately prior to effectiveness, after the Partnership has satisfied all comments from the Commission and the various state securities commissions which require revisions to the partnership agreement.
38.	We have reviewed the tax opinion set forth as Exhibit 8.1. Refer to the second sentence of the penultimate paragraph of the opinion. Please provide a revised tax opinion clarifying the fact that the opinions given apply at the individual or partner level, but may not take into account an individual partner’s particular circumstances.
          RESPONSE: Counsel’s opinion has been revised to expressly provide that investors in the Partnership may rely on the tax opinion. Counsel is unable to opine that all of the opinions apply at the limited partner level because opinions 1 and 2 are determined at the Partnership level and not at the limited partner level. If either of opinions 1 or 2 is incorrect, then the limited partners would have recourse against counsel under the modified opinion for damages that result from the change in tax consequences afforded to them from the incorrect opinions. Additionally, Counsel does not believe that it is appropriate to state that the other opinions apply at the individual partner level but then carve out that such opinions do not take into account each individual partner’s circumstances because the circumstances of the limited partners are essential and necessary for the rendering of such opinions.
          We hope the Amendment and the foregoing information allow the Staff to resolve all outstanding issues regarding the Registration Statement. If you have any questions regarding this filing, please do not hesitate to contact me at (404) 504-7744 or Seth K. Weiner at (404) 504-7664.

MORRIS, MANNING & MARTIN, LLP
/s/ Lauren Burnham Prevost

Lauren Burnham Prevost

cc:	Amanda McManus, Esq., Division of Corporation Finance Hollis M. Greenlaw, Esq.